EXHIBIT 12. COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In Thousands)
Years ended December 31	2015	2014	2013	2012	2011
Earnings
Income (loss) before income taxes	$121,451	$76,463	$101,902	$46,074	$(12,715)
Add: fixed charges	24,931	31,653	36,467	42,612	43,868
Total earnings	$146,382	$108,116	$138,369	$88,686	$31,153
Fixed charges
Interest on policyholders’ accounts	$23,680	$30,245	$35,163	$41,409	$42,834
Portion of rent representative of interest factor	1,251	1,408	1,304	1,203	1,034
Total fixed charges	$24,931	$31,653	$36,467	$42,612	$43,868
Ratio of earnings to fixed charges	5.87	3.42	3.79	2.08	0.71